January 8, 2021

Via EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Integrated Media Technology Ltd Registration Statement on Form F-1 Filed December 23, 2020 File No. 333-251635 Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On December 31, 2020, Integrated Media Technology Ltd (the "Registrant") requested acceleration of its Registration Statement on Form F-1 (File No. 333-251635 and filed on December 23, 2020) pursuant to Rule 461 under the Securities Act of 1933.

The Registrant hereby withdraws such request for acceleration.

Very truly yours,

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Con Unerkov Chief Executive Officer
cc:	Andrew Reilly (Rimon Law)

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE